UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the three months ended March 31, 2018 of Dynagas LNG Partners LP (the "Partnership").

This Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership are intended to identify forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on March 9, 2018.

In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	our anticipated growth strategies;

•	the effect of a worldwide economic slowdown;

•	potential turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on the units or any increases or decreases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps (if any);

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;

•	our ability to realize the expected benefits from our vessel acquisitions;

•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;

•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	the anticipated taxation of our Partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	charterers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

We make no prediction or statement about the performance of our units.  The various disclosures included in this Report on Form 6-K and in our other filings made with the U.S. Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018
DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the three month periods ended March 31, 2018 and 2017. Unless otherwise specified herein, references to the "Partnership", "we", "our" and "us" or similar terms shall include Dynagas LNG Partners LP and its wholly owned subsidiaries, references to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries. References to our "General Partner" are to Dynagas GP LLC and references to our "Manager" are to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. All references in this report to "Gazprom", "Equinor", "Yamal" and "PetroChina" refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (previously named Statoil ASA), Yamal Trade Pte. Ltd. and PetroChina International (Singapore) Pte. Ltd. respectively, and certain of their respective subsidiaries or affiliates, who are our current or prospective charterers.

You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from the unaudited interim condensed consolidated financial statements included elsewhere in this report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 9, 2018, and our other filings with the Commission.

Business Overview and Development of the Partnership

We are a growth-oriented limited partnership focused on owning and operating liquefied natural gas (LNG) carriers. Five of the six vessels in our fleet, which we refer to as our "Fleet", are currently employed on multi-year time charters, which we define as charters of two years or more, with international energy companies, such as Gazprom and Equinor, which provides us with the benefits of predictable cash flows and high utilization rates. We currently employ our one remaining LNG carrier on the short-term market on consecutive charters to PetroChina prior to its anticipated delivery to Gazprom in July 2018, when the vessel will commence employment under a charter with a term of approximately eight years.

We believe that we are well regarded by our charterers for our expertise and history of safety in conducting our operations. We intend to leverage our reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and pursuing further business and growth opportunities in the transportation of energy or other energy-related projects, including floating storage regasification units, floating power plants, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. We believe that the options and rights provide to us under the Omnibus Agreement with our Sponsor provide us with significant built-in growth opportunities. The Partnership continously evaluates potential financing transactions and may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels or businesses or other assets that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through debt or equity offerings of our securities. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will continue to pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right but not the obligation, subject to certain terms and conditions, to acquire (i) our Sponsor's 100% ownership interest in four fully winterized LNG carriers, or the Initial Optional Vessels, and (ii) our Sponsor's ownership interest (which is currently 49.0%) in each of five entities jointly owned and operated by our Sponsor and two unrelated parties, which each own a 172,000 cubic meter ARC 7 LNG carrier, or the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the  Omnibus Agreement. We refer to the Initial Optional Vessels and the Additional Optional Vessels together as the Optional Vessels.

As of the date of this report, we have outstanding 35,490,000 common units, 35,526 general partner units and 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units. Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units. In addition, we have outstanding $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes.

Securities Offerings

In June 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price.

In September 2014, we completed our underwritten public offering of the 2019 Notes.

In July 2015, we completed our underwritten public offering of the Series A Preferred Units at $25.00 per unit.

Our common units, our Series A Preferred Units and our 2019 Notes trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG", "DLNG PR A", and "DLNG 19", respectively.

Vessel Acquisitions

In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $235.0 million. We funded the purchase price of this vessel using the net proceeds we received in the June 2014 offering of common units together with the proceeds we received from our $340 million senior secured revolving credit facility, which certain of our subsidiaries entered into with an affiliate of Credit Suisse (USA) LLC in 2014 and which has since been repaid in full.

In September 2014, we completed the acquisition of the Yenisei River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $257.5 million. We funded the purchase price of this vessel using the net proceeds we received from our 2019 Notes offering, together with cash on hand.

In December 2015, we acquired the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement in effect at that time, for a purchase price of $240.0 million. We funded the purchase price using the net proceeds we received from our offering of Series A Preferred Units, cash on hand and borrowings under our $200 million senior secured loan facility, which two of our vessel-owning subsidiaries entered into in December 2015 with ABN Amro NV and which has since been repaid in full.

Recent Events

Initial Optional Vessels- extension of purchase option exercise deadline

On March 30, 2018, we agreed with our Sponsor to further extend the deadline for exercising the purchase options relating to both the Clean Ocean and the Clean Planet granted to us under our Amended and Restated Omnibus Agreement with our Sponsor, or the Omnibus Agreement, from March 31, 2018 to December 31, 2018.

Reduction in quarterly common unit cash distribution and payment of first quarter 2018 common unit distribution:

On April 12, 2018, following a strategic review of our financial profile and distribution policy, our Board of Directors approved a reduction in the quarterly cash distribution on the Partnership's common units to $0.25 per common unit from $0.4225 per common unit, or from $1.69 per common unit to $1.00 per common unit on an annualized basis. The revised distribution level is expected to align the Partnership's cash distributions with its capacity to generate cash flow in the long term, to strengthen its balance sheet and to improve its distribution coverage ratio (which is its distributable cash flow available for distribution in proportion to actual cash distributed). The first quarterly common unit cash distribution at the reduced level was in respect of the first quarter of 2018 and was paid on May 3, 2018 to all common unitholders of record as of April 26, 2018.

Series A Preferred Units Cash Distribution

On April 24, 2018, our Board of Directors announced a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2018 to May 11, 2018. This cash distribution was paid on May 14, 2018, to all Series A Preferred unitholders of record as of May 5, 2018.

New time charter contract for the Lena River

On May 29, 2018, we, through one of our wholly-owned subsidiaries, entered into a new time charter agreement with a major energy company for the employment of the 2013 built 155,000 cbm tri-fuel diesel engine, ice class LNG carrier Lena River. The new charter is expected to commence in the third quarter of 2018 and to have a firm term of approximately fifteen months. This firm charter period may be shortened pursuant to the owner's exercise of its call option for the early redelivery of the vessel in order to meet the delivery requirements of our successive charter party agreement with Yamal for the employment of the Lena River (see "Our Fleet and our Charters" below).

Our Fleet and Our Charters

As of May 29, 2018, our Fleet consisted of six LNG carriers with an average age of 7.8 years. Five of our six fleet vessels are contracted on multi-year time charters with major international energy companies such as Gazprom, Equinor and Yamal. One of our LNG carriers is currently trading in the spot market under consecutive short-term charters to Petrochina prior to its delivery to Gazprom in July 2018, when it will commence a time charter with a term of approximately eight years. As of May 29, 2018, the estimated contracted revenue backlog of our Fleet was approximately $1.46 billion with average remaining contract duration of 10.2 years. Our Fleet estimated contract backlog includes the charters of the Yenisei River and the Lena River with Yamal which are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder. The contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.

The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of May 29, 2018:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	PetroChina	June 2018	June 2018	n/a
					Gazprom	March 2026	April 2026 (1)	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor (ex- Statoil ASA)	July 2021	September 2021(2)	September 2023(2)
Yenisei River	2013	155,000	Yes	TFDE*	Gazprom	July 2018	August 2018	n/a
					Yamal	2033	2034	2049 (3)
Lena River	2013	155,000	Yes	TFDE*	Gazprom	September 2018	October 2018	n/a
					Charterer(4)	June 2019	February 2020	n/a(4)
					Yamal	2034	2035	2049/2050 (3)

* As used in this report, "TFDE" refers to tri-fuel diesel electric propulsion system.

(1)
In October 2016, we entered into a time charter contract with Gazprom for the employment of the Clean Energy for a firm period of seven years and nine months. The charter is expected to commence in July 2018.

(2)
In December 2017, we entered into a time charter contract with Equinor (previously named Statoil ASA) for the employment of the Arctic Aurora.  This charter will be in direct continuation of the vessel's current charter with Equinor (interrupted only by the vessel's mandatory statutory class five-year special survey and dry-docking) and will have a firm period of three years +/- 30 days.  Equinor will have the option to extend the charter term by two consecutive 12-month periods at escalated rates.

(3)
The Yenisei River and the Lena River are each contracted to commence employment with Yamal within six months and one year delivery windows starting from January 1, 2019 and July 1, 2019, respectively. We expect that these delivery windows will be narrowed by the charterers within the third quarter of 2018. The charter contracts for these two vessels with Yamal in the Yamal LNG Project each have an initial term of 15 years, which may each be extended by three consecutive periods of five years. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder.

(4)
In May 2018, we, through one of our wholly-owned subsidiaries, entered into a time charter contract with a major energy company for the employment of the Lena River. The charter is expected to commence in the third quarter of 2018, after the vessel undergoes its scheduled dry-docking and special survey repairs, and is expected to have a firm period of approximately fifteen months. The owners have the option to call upon the vessel's early redelivery within a specified period in advance of the required redelivery in order to meet the delivery requirements under our existing charter party agreement with Yamal for the employment of the Lena River, discussed above.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of May 29, 2018 and for the each of the years ending December 31, 2018, 2019 and 2020:

Estimated contract backlog, at end of year	2018	2019	2020
Contracted time charter revenues (in millions of U.S. Dollars) (1)	$64.2	$130.3	$137.9
Contracted days	1,088	2,159	2,196
Available Days (2)	1,246	2,190	2,196
Contracted/Available Days	87%	99%	100%

(1)
Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.

(2)	Assumes 25 scheduled dry-docking days for each of the Yenisei River and the Lena River which will undergo their scheduled special survey and dry-dock repairs in the third and fourth quarters of 2018.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons.  In addition, as of March 31, 2018, we derived all of our revenues from three charterers, accounting for 75%, 20% and 5% our total revenues, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited, to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Operating results

Selected financial information

The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.

Selected Historical Financial Data and Other Operating Information	Three Months Ended March 31,
	2018	2017
STATEMENT OF INCOME (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$33,904	$39,092
Voyage expenses- including related party (1)	(621)	(872)
Vessel operating expenses	(6,340)	(6,670)
Dry-docking and special survey costs	(467)	(220)
General and administrative expenses- including related party (2)	(629)	(442)
Management fees-related party	(1,565)	(1,519)
Depreciation	(7,476)	(7,476)
Operating income	$16,806	$21,893
Interest and finance costs, net	(11,882)	(8,890)
Other, net	(84)	(91)
Net Income	$4,840	$12,912
Common unitholders' interest in Net Income	$3,149	$9,988
Series A Preferred unitholders' interest in Net Income	$1,688	$1,688
Subordinated unitholders' interest in Net Income	$—	$1,208
General Partner's interest in Net Income	$3	$28

EARNINGS PER UNIT (basic and diluted):
Common Unit	$0.09	$0.32
Weighted average number of units outstanding (basic and diluted):
Common units	35,490,000	31,660,500

	March 31, 2018	December 31, 2017
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$66,128	$70,404
Vessels, net	970,230	977,298
Total assets	$1,041,188	$1,054,319
Total current liabilities	21,899	22,898
Total long-term debt, gross of deferred financing fees, including current portion	726,400	727,600
Total partners' equity	$306,444	$318,318

Selected Historical Financial Data and Other Financial Information	Three Months Ended March 31,
	2018	2017
CASH FLOW DATA
Net cash provided by operating activities	$11,853	$18,160
Net cash used in investing activities	—	—
Net cash used in financing activities	$(17,916)	$(24,840)

FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period (years)	7.6	6.6
Available Days (4)	540	540
Fleet utilization (5)	100%	99%

OTHER FINANCIAL DATA
Cash distributions per common unit for the period (6)	$0.25	$0.4225
Cash distributions per Series A Preferred Unit (7)	$0.5625	$0.5625
Time Charter Equivalent (in U.S. Dollars) (8)	$61,635	$70,778
Adjusted EBITDA (8)	$26,590	$31,271

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.

(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.

(3)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(4)
Available Days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(5)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)	Corresponds to a cash distribution of $0.25 and $0.4225 per common unit in respect of the first quarter of 2018 and 2017, respectively.

(7)	Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first quarter of 2018 and 2017, respectively.

(8)	Non-GAAP Financial Information

TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

	Three Months Ended March 31,
(In thousands of U.S. Dollars, except as otherwise stated)	2018	2017
Voyage revenues	$33,904	$39,092
Voyage expenses	(621)	(872)
Time charter equivalent revenues	33,283	38,220
Available Days	540	540
Time charter equivalent (TCE) rate (in U.S Dollars)	$61,635	$70,778

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Adjusted EBITDA to Net Income	Three months ended March 31,
(In thousands of U.S. Dollars)	2018	2017
Net Income	$4,840	$12,912
Net interest and finance costs (1)	11,882	8,890
Depreciation	7,476	7,476
Class survey costs	467	220
Amortization of fair value of acquired time charter	1,787	1,787
Charter hire amortization	138	(14)
Adjusted EBITDA	$26,590	$31,271

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;

•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report, five of the six vessels in our Fleet are employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. As of the date of this report, one of our LNG carriers is trading under a short-term contract prior to its delivery to Gazprom in July 2018, when it will commence a time charter with a term of approximately eight years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•
Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•
Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	Our ability to complete the scheduled dry-dockings of our three vessels in 2018 on time;

•	Our ability to exercise the options to purchase the Optional Vessels;

•	The timely delivery of the vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterers' obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels currently under construction;

•	The supply and demand relationship for LNG shipping services;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;

•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense, our debt amortization levels and the timing of required principal installments;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer's right for early termination of the charters under certain circumstances;

•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us; and

•	The level of any distribution on all classes of our units.

Results of Operations

Three months ended March 31, 2018 compared to the three months ended March 31, 2017

Voyage revenues

Voyage revenues, adjusted for charter hire amortization and the amortization of the fair value of acquired time charter, decreased by $5.0 million, or 12.3%, to $35.8 million in the three months ended March 31, 2018, as compared to $40.9 million in the same period of 2017. This decrease was predominantly due to the lower revenues earned on the Clean Energy which has been employed in the short-term market since the third quarter of 2017, in comparison to the corresponding quarter of 2017 during which the vessel was fully utilized at significantly higher charter rate. In July 2018, the Clean Energy will be delivered to Gazprom to commence a charter with a term of approximately eight years.

Voyage expenses- including voyage expenses to related party

Voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) decreased by $0.3 million, or 28.8%, to $0.6 million in the three months ended March 31, 2018, from $0.9 million in the corresponding period of 2017.

This decrease in voyage expenses is primarily due to:

(i)
the lower commercial fees charged on the Clean Energy which were commensurate with the lower charter rate earned on the vessel during the first quarter of 2018 in comparison to the corresponding quarter of 2017, as further discussed above, and

(ii)	no bunker consumption expenses having been incurred on any of our Fleet vessels in the first quarter of 2018 due to the full utilization of our Fleet during that period.

Vessel operating expenses

Vessel operating expenses were $6.3 million, which corresponds to a daily rate of $11,741 per LNG carrier in the three months ended March 31, 2018, as compared to $6.7 million, or a daily rate of $12,352 per LNG carrier  in the three months ended March 31, 2017. This decrease is primarily associated with crewing and technical efficiencies achieved during the first quarter of 2018 as compared to the corresponding period of 2017.

Dry-docking and special survey costs

Dry-docking and special survey costs amounted to $0.5 million during the three months ended March 31, 2018, as compared to $0.2 million incurred in the same period in 2017.  The three TFDE vessels in our Fleet, the Arctic Aurora, the Yenisei River and the Lena River, are scheduled to be dry-docked in the second and third quarters of 2018. The costs incurred in the first quarter of 2018 relate to preliminary peripheral expenditures with regards to the upcoming scheduled dry-docking repairs.

General and Administrative Expenses- including related party costs

During the three month periods ended March 31, 2018 and 2017, we incurred general and administrative expenses of $0.6 million and $0.4 million, respectively. The $0.2 million, or 42.3%, increase in the first quarter 2018 as compared to the same period in 2017 is mainly associated with increased legal costs which were incurred in the period as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management fees- related party

During each of the three-month periods ended March 31, 2018 and 2017, we incurred $1.6 million and $1.5 million in management fees, respectively, or a daily fee of $2,898 and $2,814 per vessel per day, respectively. The 3% increase in management fees in the first quarter 2018 as compared to the same period in 2017 is consistent with the annual daily increase prescribed in our management agreements.

Depreciation

Depreciation expense amounted to $7.5 million during both the three months ended March 31, 2018 and 2017.

Interest and finance costs

For the three months ended March 31, 2018 and 2017, interest and finance costs were $12.0 million and $8.9 million, respectively. The increase of $3.2 million, or 35.5%, in period interest and finance costs is commensurate with the increase in the weighted average interest for the first quarter of 2018 which was mainly the result of the increased costs associated with the $480.0 million institutional senior secured term loan B facility due in 2023 (the "Term Loan B") which the Partnership entered into on May 18, 2017.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2017. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on March 9, 2018.

Recent Accounting Pronouncements

For information related to recent accounting pronouncements in 2018, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity and debt financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying a certain liquidity covenant contained in our 2019 Notes. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. For the three months ended March 31, 2018, our principal sources of funds were our operating cash flows. In accordance with our Partnership Agreement, we are required to distribute all of our available cash to unitholders each quarter. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements are primarily the servicing of our existing debt and funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt. In accordance with our business strategy, other liquidity needs may relate to funding potential investments (including investments in the Optional Vessels or other third-party acquisitions) and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

As of March 31, 2018, we reported cash of $61.4 million (including free cash liquidity requirements imposed by our 2019 Notes), which represented a decrease of $6.1 million, or 9.0%, from December 31, 2017. As of March 31, 2018, we had available liquidity of $91.4 million, which includes our reported cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility with our Sponsor, which is available to us at any time until November 2018 and remains available in its entirety as of the date of this report.

Our aggregate outstanding indebtedness as of March 31, 2018, was $726.4 million, which is gross of unamortized loan fees and includes the Term Loan B and our 2019 Notes. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, discussed above. As of March 31, 2018, we were in compliance with all of the covenants contained in our debt agreements.

As of March 31, 2018, we reported a working capital surplus of $44.2 million as compared to a working capital surplus of $47.5 million as of December 31, 2017, which represents a decrease of $3.3 million, or 6.9%. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.

During the three months ended March 31, 2018, we generated net cash from operating activities of $11.9 million, as compared to $18.2 million in the same period of 2017, which represents a decrease of $6.3 million, or 34.7%. This decrease in net cash from operating activities was mainly attributable to the decrease in period net income compared to the same period in 2017 mostly due to (i) the decrease in period revenues primarily arising from the lower revenues we earned in the period on the Clean Energy, as discussed above, and (ii) the increased interest costs for servicing the Term Loan B that we entered into in May 2017.

On April 18, 2018, we announced that, following a strategic review of our financial profile and distribution policy, our Board of Directors approved a reduction in the quarterly cash distribution on our common units to $0.25 per common unit from $0.4225 per common unit, or from $1.69 per common unit to $1.00 per common unit on an annualized basis. The revised distribution level is expected to align our cash distributions with our capacity to generate cash flow in the long term, to strengthen our balance sheet and to improve our distribution coverage ratio (which is its distributable cash flow available for distribution in proportion to actual cash distributed). The first quarterly common unit cash distribution at the reduced level was in respect of the first quarter of 2018 and was paid on May 3, 2018 to all common unitholders of record as of April 26, 2018.

Under the Omnibus Agreement with our Sponsor, we have the right, but not the obligation, to acquire from our Sponsor, among other potential assets, (i) the remaining four Initial Optional Vessels, and (ii) our Sponsor's ownership interest (which is currently 49.0%) in five entities, each of which owns an Additional Optional Vessel.
Two of the Additional Optional Vessels were delivered in the fourth quarter of 2017 and first quarter of 2018, respectively. The remaining three Additional Optional Vessels are scheduled to be delivered in the first quarter of 2019. To the extent we exercise any of these options we may incur additional payment obligations. As of the date of this report, we have not secured any financing in connection with the potential acquisition of any of the remaining Initial Optional Vessels or the Additional Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised, if at all.

Taking into account the overall LNG market conditions, we believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months will be sufficient to fund the operations of our Fleet, and to meet our normal working capital requirements, service our principal and interest debt, and make at least the required distribution on our Series A Preferred Units in accordance with our Partnership Agreement.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Our Borrowing Activities

As of March 31, 2018, our outstanding borrowings relate to the Term Loan B and our 2019 Notes. We are currently evaluating potential refinancing transactions with respect to the Notes, which may include, among other things, the repayment, refinancing or exchange of the Notes, or a combination of the foregoing. For further information relating to our secured and unsecured debt, please see Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2017 as filed with the Commission on March 9, 2018, and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Distributions

Distributions on Common Units

On January 18, 2018, we paid a cash distribution for the fourth quarter of 2017 of $0.4225 per common to all common unitholders of record as of January 11, 2018.

On May 3, 2018, we paid our first quarterly common units cash distribution at the reduced level of $0.25 per common unit in respect of the first quarter of 2018, as discussed above, to all common unitholders of record as of April 26, 2018.

Distributions on Series A Preferred Units

On February 12, 2018, we paid a cash distribution for the period from November 12, 2017 to February 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2018.

On May 14, 2018, we paid a cash distribution for the period from February 12, 2018 to May 11, 2018, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2018.

Cash Flows

The following table summarizes our net cash flows from/(used in) operating, investing and financing activities and our cash and cash equivalents for the three month periods ended March 31, 2018 and 2017:

	Three months ended March 31,
(in thousands of U.S. Dollars)	2018	2017
Net cash provided by operating activities	$11,853	$18,160
Net cash used in investing activities	—	—
Net cash used in financing activities	(17,916)	(24,840)
Cash and cash equivalents at beginning of period	67,464	57,595
Cash and cash equivalents at end of period	$61,401	$50,915

Operating Activities

Net cash from operating activities amounted to $11.9 million for the three months ended March 31, 2018, as compared to $18.2 million for the same period in 2017. This decrease was directly correlated with the decrease in period net income, as discussed above.

Net cash from operating activities amounted to $18.2 million for the three months ended March 31, 2017, compared to $23.6 million for the same period in 2016. This decrease was directly correlated with the decrease in period net income and, to a lesser degree, due to the working capital negative cash movement between the compared periods.

Investing activities

No cash was used in investing activities during both the three month periods ended March 31, 2018 and 2017.

Financing activities

Net cash used in financing activities was $17.9 million during the three months ended March 31, 2018 and  consisted of: (i) distributions paid to our limited partners and preferred unitholders during the period of $16.7 million (see "Distributions" above) and (ii) payment of $1.2 million of regular principal installment under the Term Loan B.

Net cash used in financing activities was $24.8 million for the three months ended March 31, 2017, comprised of (i) distributions paid to our unitholders during the period of $16.7 million and (ii) payment of $8.1 million of regular principal installments under our secured loan facilities.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2018:

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long-Term Debt	$726,400	$4,800	$259,600	$9,600	$452,400
Interest on long term debt (1)	178,912	46,310	69,637	59,198	3,767
Management fees & commissions payable to the Manager (2)	36,503	7,749	14,962	3,035	10,757
Executive Services fee (3)	418	418	-	-	-
Administrative Services fee (4)	40	40	-	-	-
Total	$942,273	$59,317	$344,199	$71,833	$466,924

(1)
Our variable rate long-term debt outstanding as of March 31, 2018, bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period LIBOR, the LIBOR specific to our Term Loan B facility as of March 31, 2018 and our applicable margin rate.

(2)
Under the terms of the management agreements, we currently pay our Manager a management fee of $2,898 per day per vessel which is subject to an annual increase of 3% and to further annual increases, if any, by an amount to be agreed between us and our Manager, to reflect material unforeseen costs of providing the management services, which amount is required to be reviewed and approved by our Conflicts Committee. The management agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into an executive services agreement with our Manager (the "Executive Services Agreement"), with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors.  Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments.  The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier.  The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.2325, the EURO/USD exchange rate as of March 31, 2018 and does not include any incentive compensation which our Board of Directors may agree to pay.

(4)
On December 30, 2014 and with effect from the IPO closing date, we entered into an administrative services agreement with our Manager (the "Administrative Services Agreement"), according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by the Manager as per the provisions of the agreement.

Supplemental Information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., our wholly owned subsidiary and borrower under the Term Loan B and each of its vessel owning subsidiaries which is a subsidiary guarantor of the Term Loan B (collectively "Arctic LNG Carriers"), as at and for the period presented, which is derived from the unaudited financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	March 31,	December 31,
(expressed in thousands of United states dollars)	2018	2017
Balance sheet data:
Total assets	$998,755	$1,010,034
Total cash	21,304	24,596
Total debt, net of deferred loan fees	$465,735	$466,402

Three months ended March 31,
(expressed in thousands of United states dollars)	2018
Income statement and other operational data:
Net income	$9,521
Revenues	33,904
Adjusted EBITDA	$27,218

Arctic LNG Carriers reconciliation of net income to Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Three months ended March 31,
(In thousands of U.S. dollars)	2018
Net Income	$9,521
Net interest and finance costs (1)	7,829
Depreciation	7,476
Class survey costs	467
Amortization of fair value of acquired time charter	1,787
Charter hire amortization	138
Adjusted EBITDA	$27,218

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 MARCH 31, 2018 (UNAUDITED) AND DECEMBER 31, 2017

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Condensed Balance Sheets
As of March 31, 2018 (unaudited) and December 31, 2017
(Expressed in thousands of U.S. Dollars — except for unit data)

	Note	March 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$61,401	$67,464
Trade receivables		113	155
Prepayments and other assets		1,152	1,103
Inventories		1,827	799
Due from related party	3	1,635	883
Total current assets		66,128	70,404

FIXED ASSETS, NET:
Vessels, net	4	970,230	977,298
Total fixed assets, net		970,230	977,298
OTHER NON CURRENT ASSETS:
Due from related party	3	1,350	1,350
Above-market acquired time charter contract	7	3,480	5,267
Total assets		$1,041,188	$1,054,319

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,137 and $2,145, respectively	5	$2,663	$2,655
Trade payables		6,767	4,497
Due to related party, current	3	241	72
Accrued liabilities		3,820	4,051
Unearned revenue		8,408	11,623
Total current liabilities		21,899	22,898
NON-CURRENT LIABILITIES:
Deferred revenue		1,543	1,405
Long-term debt, net of current portion and unamortized deferred financing fees of $10,298 and $11,102, respectively	5	711,302	711,698
Total non-current liabilities		712,845	713,103

Commitments and contingencies	8	—	—
PARTNERS' EQUITY:
Common unitholders (unlimited authorized; 35,490,000 units issued and outstanding as at March 31, 2018 and December 31, 2017)	9	233,210	245,055
Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at March 31, 2018 and December 31, 2017)	9	73,216	73,216
General Partner (35,526 units issued and outstanding as at March 31,2018 and December 31, 2017)	9	18	47
Total partners' equity		306,444	318,318

Total liabilities and partners' equity		$1,041,188	$1,054,319

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Condensed Consolidated Statements of Income
For the three month periods ended March 31, 2018 and 2017
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Three months ended March 31,
	Note	2018	2017
REVENUES:
Voyage revenues	7	$33,904	$39,092
EXPENSES:
Voyage expenses (including related party)	3	(621)	(872)
Vessel operating expenses		(6,340)	(6,670)
Dry-docking and special survey costs		(467)	(220)
General and administrative expenses (including related party)	3	(629)	(442)
Management fees-related party	3	(1,565)	(1,519)
Depreciation	4	(7,476)	(7,476)
Operating income		$16,806	$21,893

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(12,045)	(8,890)
Interest income		163	—
Other, net		(84)	(91)
Total other expenses		(11,966)	(8,981)

Partnership's Net Income		$4,840	$12,912
Common unitholders' interest in Net Income		$3,149	$9,988
Preferred unitholders' interest in Net Income		$1,688	$1,688
Subordinated unitholders' interest in Net Income		$—	$1,208
General Partner's interest in Net Income		$3	$28
Earnings per unit, basic and diluted:	10
Common unit (basic and diluted)		$0.09	$0.32
Weighted average number of units outstanding, basic and diluted:	10
Common units		35,490,000	31,660,500

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
(Expressed in thousands of U.S. Dollars)

		Three months ended March 31,
	Note	2018	2017
Cash flows from Operating Activities:
Net income:		$4,840	$12,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	7,476	7,476
Amortization of deferred financing fees	11	811	486
Deferred revenue amortization		138	(14)
Amortization of fair value of acquired time charter	7	1,787	1,787
Changes in operating assets and liabilities:
Trade receivables		42	24
Prepayments and other assets		(49)	(174)
Inventories		(1,028)	46
Due from/to related party		(583)	369
Trade payables		1,863	1,075
Accrued liabilities		(229)	(238)
Unearned revenue		(3,215)	(5,589)
Net cash provided by Operating Activities		$11,853	$18,160

Cash flows from Investing Activities:
Vessel acquisitions and other additions to vessels' cost		—	—
Net cash from/ (used in) Investing Activities		$—	$—

Cash flows from Financing Activities:
Payment of securities registration and other filing costs		(2)	—
Distributions declared and paid		(16,714)	(16,715)
Repayment of long-term debt	5	(1,200)	(8,125)
Net cash used in Financing Activities		$(17,916)	$(24,840)

Net decrease in cash and cash equivalents		(6,063)	(6,680)
Cash and cash equivalents at beginning of the period		67,464	57,595
Cash and cash equivalents at end of the period		$61,401	$50,915
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing activities
Other additions to vessels' cost		408	—

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.  Partnership Formation and General Information:

Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") was incorporated as a limited Partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18 2013, the Partnership successfully completed its initial public offering (the "IPO") pursuant to which, (i) the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, and (ii) the Partnership's Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (a) an omnibus agreement with the Sponsor, which was subsequently amended on April 12, 2016 (the "Omnibus Agreement"), which provides the Partnership the right to purchase certain identified liquefied natural gas ("LNG") carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and, (b) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes.

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of March 31, 2018:

Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date from shipyard	Delivery date to Partnership	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	n/a	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	n/a	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	n/a	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	July 2013	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	July 2013	September 2014	2013	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	October 2013	December 2015	2013	155,000

Non-Vessel Owning Subsidiaries:

	Country of incorporation	Purpose of incorporation
Dynagas Equity Holding Limited ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. ("Arctic LNG").
Dynagas Operating GP LLC ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1.  Basis of Presentation and General Information (continued):

Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Senior Unsecured Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Term Loan B discussed under Note 5.

Since the Partnership's inception, the technical, administrative and commercial management of the Partnership's fleet is performed by Dynagas Ltd. ("Dynagas" or the "Manager"), a related company, wholly owned by the Partnership's Chairman (Note 3(a)).

As of March 31, 2018, the Partnership's Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the general partner, Dynagas GP LLC, is owned and controlled by the Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or "SEC") for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2017 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on March 9, 2018. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented.  Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 9, 2018. There have been no material changes to these policies in the three month period ended March 31, 2018.

During the three month periods ended March 31, 2018 and 2017, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	2018	2017
A	75%	64%
B	20%	17%
C	-%	19%
Total	95%	100%

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

On January 1, 2018, the Partnership adopted the following standards/ standards updates:

i)
ASU 2014-09, Revenue from Contracts with Customers, as amended and further supplemented by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing, ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, ASU 2016-20 Technical Corrections and Improvements to topic 606, Revenue from Contracts with Customers, ASU 2017-13 - Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842) and ASU 2017-14 - Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606), respectively.

Under the new standard, an entity must identify the performance obligations associated with the non-lease components in a contract, determine the transaction price in exchange for the services rendered under the contract and allocate the price to the identified performance obligations. The adoption of this standard primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue was recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Partnership neither currently operates nor has historically operated its fleet vessels under voyage charters. Regarding the non-service elements in its time charter contracts, an entity should capitalize and amortize during the charter period all incremental costs to acquire a contract and all contract fulfillment costs incurred prior to delivery of a vessel under a contract that are directly related to the contract. Accordingly, all non-service components in a time charter contract should be allocated pro-rata in the period during which the performance obligations in the contact are satisfied, i.e. over the time charter period.

The Partnership elected to use the modified retrospective approach as an application transition method. The Partnership's quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of applying the new revenue recognition standard as outlined above does not have any effect to the opening retained earnings of the Partnership as of January 1, 2018.

ii)
ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update (the "Update") affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The adoption of this new standard had no impact on the Partnership's consolidated financial statements and notes disclosures.

iii)
ASU No. 2016-15- Statement of Cash Flows Classification of Certain Cash Receipts. This Update addresses eight specific cash flow issues and provides specific guidance in how certain cash receipts and cash payments should be presented and classified in the statement of cash flows under Topic 230 with the objective of reducing the current and potential future diversity in practice. The adoption of ASU No. 2016-15 did not result in any changes in the classification of cash receipts and cash payments in the Partnership's reported statements of cash flows.

iv)
ASU No. 2016-18—Statement of Cash Flows – Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The adoption of ASU No. 2016-18 had no effect in the Partnership's statement of cash flows in any of the reported periods as the Partnership had no restricted cash during those periods. The Partnership will properly address the provisions of this standard to any comparative statements of cash flows resulting from the application of a retrospective transition method to each period reported.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

v)
ASU 2017-01—Business Combinations, Clarifying the Definition of a business.  The amendments is this update were issued in order to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The implementation of this standards update had no impact on the Partnership's consolidated financial statements.

Recent Accounting Pronouncements:

ASU 2016-02: In February 2016, the FASB issued ASU 2016-02—Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease.

Lessee accounting: A short term lease is defined in the ASU as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  The lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with all of the following: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option; and periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.

For short term leases, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. Leases not considered short term - For all other leases, the lessee will be required to recognize the following at the commencement date of the lease: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. Reasonably certain is a high threshold that is consistent with and intended to be applied in the same way as the reasonably assured threshold in the current leases guidance. In addition, a lessee (and a lessor) should exclude most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.

Consistent with current guidance, the recognition, measurement and presentation in the statements of income and cash flows will depend on the lease's classification as finance or operating lease. For finance leases, a lessee is required to recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of income; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases, a lessee is required to recognize a single lease cost in the statement of income (which will include both the amortization of the right-of-use asset and the "interest" element associated with the lease liability), calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and classify all cash payments within operating activities in the statement of cash flows.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2.  Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Lessor accounting: Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all non-public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows.

ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Partnership's consolidated financial position and performance.

3. Transactions with related parties:

During the three month periods ended March 31, 2018 and 2017, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated financial statements:

	Three months ended March 31,
	2018	2017
Included in voyage expenses
Charter hire commissions (a)	$448	$510

Included in general and administrative expenses – related party
Executive services fee (d)	$164	$143
Administrative services fee (e)	$30	$30

Management fees-related party
Management fees (a)	$1,565	$1,519

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.  Transactions with related parties (continued):

As of March 31, 2018 and December 31, 2017, balances with related parties consisted of the following:

	Period/Year ended
	March 31, 2018	December 31, 2017
Assets:
Working capital advances granted to the Manager (a)	$1,635	$883
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$164	$—
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$47	$42
Total liabilities due to related party, current	$241	$72

a) Dynagas Ltd.

The Partnership's vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership's Manager. Pursuant to the terms of these agreements (the "Management Agreements"), the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon vessel's delivery and until the termination of the agreement. The Management Agreements initially terminate on December 31, 2020 and shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of the vessel Management Agreements and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of the Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.

During the three month periods ended March 31, 2018 and 2017, each vessel was charged with a daily management fee of $2.9 and $2.8, respectively. During the three month periods ended March 31, 2018 and 2017, management fees under the vessel management agreements amounted to $1,565 and $1,519 respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.

The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager, and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.

During the three month periods ended March 31, 2018 and 2017 charter hire commissions under the vessel Management Agreements amounted to $448 and $510 respectively and are reflected in the accompanying unaudited interim condensed consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.  Transactions with related parties (continued):

The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of March 31, 2018, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the three months ended March 31, 2018, such termination fee would be approximately $19.1 million.

The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of March 31, 2018 and December 31 2017, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of March 31, 2018 and December 31, 2017, amounts of $1,635 and $883, respectively, were due from the Manager in relation to these working capital advances granted to it.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The facility may be drawn and be prepaid in whole or in part at any time during the life of the facility. No amounts have been drawn under the respective facility as of March 31, 2018 and December 31, 2017.

(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, which was subsequently amended and restated on April 12, 2016. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership's option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), including the Partnership's right to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the "Additional Optional Vessels" and together with the Initial Optional Vessels, the "Optional Vessels"), two of which were delivered in late 2017 and early 2018 and three of which are currently under construction, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and, (iv) the Sponsor's provisions of certain indemnities to the Partnership.

On February 6, 2018, the Partnership extended with retroactive effect the deadline for exercising the purchase option for the Clean Horizon and the Clean Vision, two of the four remaining Initial Optional Vessels, up to December 31, 2018. In addition, on March 30, 2018, by mutual agreement, the Partnership and its Sponsor further extended the deadline for exercising the purchase option of the Clean Ocean and the Clean Planet, the other two of the four remaining Initial Optional Vessels, from March 31, 2018 to December 31, 2018.

Following these extensions, the Partnership still retains the legal right to exercise an option to purchase from its Sponsor the four remaining Initial Optional Vessels up to December 31, 2018, and the right, but not the obligation, to acquire from its Sponsor its 49% ownership interest in the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the Omnibus Agreement.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3.  Transactions with related parties (continued):

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the "Executive Services Agreement") with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $663 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.2325 at March 31, 2018), payable in equal monthly installments. The Executive Services Agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the three month periods ended March 31, 2018 and 2017, executive service fees amounted to $164 and $143, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the "Administrative Services Agreement") with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas. During both the three month periods ended March 31, 2018 and 2017, administrative service fees amounted to $30 and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

4.  Vessels, net:

The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$1,167,500	$(190,202)	$977,298
Other additions to vessels' cost	408	—	408
Period depreciation	—	(7,476)	(7,476)
Balance March 31, 2018	$1,167,908	$(197,678)	$970,230

As of March 31, 2018, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Term Loan B, further discussed in Note 5.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.  Long-Term Debt:

The amounts shown in the accompanying consolidated condensed balance sheets are analyzed as follows:

		Period/ Year Ended
Debt instruments	Borrowers-Issuers	March 31, 2018	December 31, 2017
$480 Million Term Loan Facility	Arctic LNG and Dynagas Finance LLC	476,400	477,600
$250 Million Senior Unsecured Notes	Dynagas Partners and Dynagas Finance	250,000	250,000
Total debt		$726,400	$727,600
Less deferred financing fees		(12,435)	(13,247)
Total debt, net of deferred finance costs		$713,965	$714,353
Less current portion, net of deferred financing fees		$(2,663)	$(2,655)
Long-term debt, net of current portion and deferred financing fees		$711,302	$711,698

$480 Million Senior Secured Term Loan Facility

On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan (the "Term Loan B"). The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership's existing $340 million senior secured revolving credit facility and the $200 million term loan facility and to pay transaction fees and expenses. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other, first priority mortgages on the vessels owned by the borrower subsidiary guarantors, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and is guaranteed by the Partnership, certain of the Partnership's subsidiaries and the vessel-owning subsidiaries of Arctic LNG.

The Term Loan B contains negative covenants customary for facilities of this type, including, among others, limitations on indebtedness, asset sales, transactions with affiliates, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants).

$250 Million Senior Unsecured Notes due 2019

On September 15, 2014, the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019, (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.

The Term Loan B and the Notes contain financial covenants that require the Partnership to:

•
meet a specified maximum loan to value ratio, which is the ratio of the aggregate principal amounts due under the Term Loan B to the aggregate fair value of the collateral vessels under the Term Loan B;

•	meet a specified minimum debt service coverage ratio, the ratio of the twelve month rolling operating cash flow of Arctic LNG to the twelve month rolling debt service payments under the Term Loan B;
•	maintain aggregate free liquidity of at least $20.0 million;

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5.  Long-Term Debt (continued):

•	meet a maximum leverage ratio expressed as a percentage of total borrowings to total book assets; and
•	maintain a certain minimum net worth level.

The financing agreements for both the Term Loan B and the Notes restrict the Partnership from declaring or making any distributions if an event of default occurs. The Term Loan B further restricts the Partnership from paying any dividend or other distribution unless a minimum interest coverage ratio is met on a consolidated basis.

As of March 31, 2018, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.

The annual principal payments for the Partnership's outstanding debt arrangements as at March 31, 2018, required to be made after the balance sheet date were as follows:

Period/Year ending December 31,	Amount
2018 (April to December 2018)	$3,600
2019	254,800
2020	4,800
2021	4,800
2022	4,800
2023 and thereafter	453,600
Total long-term debt	$726,400

The Partnership's debt is denominated in U.S. dollars and, apart from the Notes which bear a fixed rate, the Term Loan B bears floating interest rate. The weighted average interest rate on the Partnership's long-term debt for the three months ended March 31, 2018 and 2017, was 6.2% and 4.6%, respectively.

Total interest incurred on long-term debt for the three months ended March 31, 2018 and 2017, amounted to $11,196 and $8,362, respectively and is included in Interest and finance costs (Note 11) in the accompanying unaudited interim condensed consolidated statements of income.

6.  Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

▪
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $1,107 as of March 31, 2018, compared to its carrying value of $1,350.

▪
Long-term debt: The Term Loan B discussed in Note 5 approximates its recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $251.3 million as of March 31, 2018, compared to its carrying value of $250.0 million.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6.  Fair Value Measurements (continued):

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

▪	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
▪
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;

▪	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

7.  Time charters acquired:

In December 2015, the Partnership acquired from its Sponsor the Lena River, its third Initial Optional Vessel. In connection such acquisition, the Partnership paid an aggregate $240.0 million consideration consisting of (i) the purchase price of the vessel and (ii) the fair value of the favorable time charter contract attached to the vessel. As a result, the Partnership recognized an intangible asset of $20.0 million which represents the fair value of the time charter acquired, at the time of acquisition.

During both the three months ended March 31, 2018 and 2017, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to $1,787 and is included in Voyage revenues in the accompanying unaudited interim condensed consolidated statements of income. As of March 31, 2018 and December 31, 2017, acquired time charter contract accumulated amortization amounted to $16,520 and $14,733, respectively. The unamortized portion of the respective intangible asset as of March 31, 2018 and December 31, 2017, amounting to $3,480 and $5,267, respectively is presented under "Above-market acquired time charter contract" in the accompanying consolidated condensed balance sheets. The unamortized balance as of March 31, 2018, is expected to be amortized to revenues through the third quarter of 2018, the anticipated expiration date of the respective charter contract.

8.  Commitments and Contingencies:

(a) Long-term time charters:

The Partnership's future minimum contractual charter revenues under its non-cancelable long-term time charter contracts, as of March 31, 2018, gross of brokerage commissions, without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

Period/ Year ending December 31,	Amount
2018 (period)	$81,483
2019	123,152
2020	137,906
2021	126,930
2022	115,917
2023 and thereafter	889,188
Total	$1,474,576

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8.  Commitments and Contingencies (continued):

(b) Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas Ltd. pursuant to the Management Agreements. For the commercial services provided under the Management Agreements the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $18,432. For vessel administrative and technical management fees, the Partnership currently pays a daily management fee of $2.9 per vessel (Note 3(a)). Such management fees for the period from April 1, 2018, to the expiration of the agreements on December 31, 2020, adjusted annually for 3% inflation as per agreement, are estimated to be $18,071 and are analyzed as follows:

Period/ Year ending December 31,	Amount
2018	4,782
2019	6,537
2020	6,752
Total	$18,071

9.  Partners' Equity:

Conversion of Sponsor's Subordinated Units into Common Units:

On January 23, 2017 (the "Sponsor Subordinated Units Conversion Date"), upon payment by the Partnership to its common unitholders of the quarterly distribution in respect of the fourth quarter of 2016 and upon satisfaction of certain other conditions defined and set forth in the Partnership Agreement, the Partnership's subordination period expired and, accordingly, the Sponsor's 14,985,000 issued and outstanding subordinated units representing limited partner interests in the Partnership were converted into common units on a one-for-one basis (the "Sponsor Subordinated Units Conversion"). As per the Partnership Agreement, after the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and the subordinated units participate pro rata with other common units in distributions of available cash. No cash consideration was paid in connection with this conversion.

As of March 31, 2018, the Partnership had 35,490,000 common units, 15,595,000 of which are owned by the Sponsor,  3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.  Partners' Equity (continued):

Common and General Partner unit distribution provisions:

After the end of the subordination period, which expired December 31, 2016, the Partnership pays distributions in the following manner:

•          first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and

•          second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels is illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On April 12, 2018, the Partnership's Board of Directors approved a plan to reduce the common units' quarterly distribution from $0.4225 per common unit to $0.25 per common unit, or from $1.69 to $1.00 on an annualized basis (Note 12(a)). As the quarterly distribution with respect to the first quarter of 2018 was below $0.365 per common unit, both the actual cash distribution made on May 3, 2018 (Note 12(a)) and the allocation of net income for the purposes of the earnings per common unit calculation was based on the limited partners' and General Partner's ownership percentage applying to the minimum quarterly distribution level, as per the above presented distribution waterfall.

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, subject to the discretion of the Partnership's Board of Directors. Distributions are payable out of amounts legally available at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the issuer's option, out of amounts legally available thereof, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9.  Partners' Equity (continued):

The Series A Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to payment of distributions. The Series A Preferred Units rank junior to all of the Partnership's indebtedness.

Common and preferred unit distributions:

On January 1, 2018, the Board of Directors declared a quarterly cash distribution, for the fourth quarter of 2017 of $0.4225 per common and general partner unit, or $15.0 million which, on January 18, 2018, was paid to all unitholders of record as of January 11, 2018.

On January 19, 2018, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2017 to February 11, 2018. The cash distribution was paid on February 12, 2018, to all Series A preferred unitholders of record as of February 5, 2018.

General Partner Distributions:

During both the three months ended March 31, 2018 and 2017, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $32.

10. Earnings per Unit:

The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Partnership Agreement, as generally described in Note 9 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings. The Partnership had no dilutive instruments in the three months ended March 31, 2018 and the year ended December 31, 2017.

The calculations of the basic and diluted earnings per common unit are presented below:

	Three Months Ended March 31,
	2018	2017
Partnership's Net income	$4,840	$12,912
Less:
Net Income attributable to preferred unitholders	1,688	1,688
Net Income attributable to subordinated unitholders	—	1,208
General Partner's interest in Net Income	3	28
Net income attributable to common unitholders	$3,149	$9,988
Weighted average number of common units outstanding, basic and diluted	35,490,000	31,660,500
Earnings per common unit, basic and diluted	$0.09	$0.32

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements March 31, 2018
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11.  Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of income are analyzed as follows:

	Three months ended March 31,
	2018	2017
Interest expense (Note 5)	$11,196	$8,362
Amortization of deferred financing fees	811	486
Other	38	42
Total	$12,045	$8,890

12. Subsequent Events:

(a)
Reduction in common units quarterly distribution and payment of first quarter of 2018 common units cash distribution: On April 12, 2018, the Partnership's Board of Directors, following a strategic review of its financial profile and distribution policy, unanimously approved a plan to reduce the quarterly distribution on the Partnership's common units to $0.25 per common unit from $0.4225 per common unit, or from $1.69 per common unit to $1.00 per common unit on an annualized basis. The first quarterly common unit cash distribution at the reduced level was in respect of the first quarter of 2018, amounted to $8.9 million and was paid on May 3, 2018 to all common unitholders of record as of April 26, 2018.

(b)
Quarterly Series A Preferred units cash distribution: On April 19, 2018, the Partnership's Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2018 to May 11, 2018. The cash distribution was paid on May 14, 2018, to all Series A preferred unitholders of record as of May 5, 2018.

(c)
New time charter contract for the Lena River: On May 29, 2018, we, through one of our wholly-owned subsidiaries, entered into a new time charter agreement with a major energy company for the employment of the 2013 built 155,000 cbm tri-fuel diesel engine, ice class LNG carrier Lena River. The new charter is expected to commence in the third quarter of 2018 and to have a firm term of approximately fifteen months which may be shortened pursuant to the owner's exercise of its call option for the early redelivery of the vessel in order to meet the delivery requirements under our existing charter party agreement with Yamal for the employment of the Lena River.